UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of November, 2018

Commission File Number: 001-37777

GRUPO SUPERVIELLE S.A.
(Exact name of registrant as specified in its charter)
SUPERVIELLE GROUP S.A.
(Translation of registrant’s name into English)

Bartolomé Mitre 434, 5th Floor

C1036AAH Buenos Aires
Republic of Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒  Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐  No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐  No ☒

 GRUPO SUPERVIELLE S.A.

TABLE OF CONTENTS

Item
1.	Grupo Supervielle S.A. Reports 3Q18 Consolidated Results

2

Grupo Supervielle S.A. Reports 3Q18 Consolidated Results

3Q18 Attributable Comprehensive Income up 56% YoY and 84% QoQ while Net Income increased 56% YoY and 220% QoQ. Additional voluntary loan loss provisions of AR$120 million were made in 3Q18 to increase Coverage Ratio to 94.0% from 89.9% in 2Q18.

Buenos Aires, November 15, 2018 - Grupo Supervielle S.A. (NYSE: SUPV; BYMA: SUPV), (“Supervielle” or the “Company”) a universal financial services group headquartered in Argentina with a nationwide presence, today reported results for the three and nine-month periods ended September 30, 2018. All figures presented throughout this document are expressed in nominal Argentine pesos (AR$) and all financial information has been prepared in accordance with IFRS in compliance with the adoption ruled by the Argentine Central Bank.

Third Quarter 2018 Highlights

●	Attributable Comprehensive Income of AR$874.5 million, up 55.9% YoY and 84.0% QoQ. ROAE of 22.4% in 3Q18 higher than 20.7% in 3Q17 and 12.6% in 2Q18. ROAA of 2.7% in 3Q18, decreasing by 40 bps YoY and increasing by 90 bps QoQ.

●	Attributable Net income of AR$867.4 million, up 56.0% YoY and 220.4% QoQ. In 3Q18, AR$120 million additional voluntary loan loss provisions were made to increase the Coverage Ratio to 94.0% from 89.9% in 2Q18.

●	Net Financial Income of AR$4,386.2 million up 55.1% YoY and 21.3% QoQ reflecting increases in asset and deposit volumes, together with increased interest rates, mitigating to some the extent the higher cost of funding and increased levels of non-remunerated minimum reserve requirements.

●	NIM of 20.9% in 3Q18, expanded by 130 bps YoY and 170 bps QoQ. NFM of 18.2% in 3Q18, contracted by 160 bps YoY and expanded by 80 bps QoQ. NIM expansion combines an increase in AR$ Investment portfolio with higher Central Bank notes rates, partially offset by a lower AR$ Loan portfolio NIM. The latter decreased by 340 bps YoY and 100 bps QoQ, down to 21.3% reflecting higher cost of funds while loans continued to reprice on a lagged basis.

●	Efficiency ratio improved to 59.3% in 3Q18 from 63.5% in 3Q17, and 66.3% in 2Q18.

●	Loans to deposits ratio was 85.8% in 3Q18 compared to 112.7% in 3Q17, and 100.2% in 2Q18, mostly due to the overall growth in deposits especially in wholesale deposits which funded higher investments in Central Bank securities 7 day high-margin Leliqs.

●	Deposits increased 106.0% YoY and 28.4% QoQ to AR$97.2 billion (FX neutral 15.9%). AR$ deposits increased 88.0% YoY and 21.3% QoQ, while foreign currency deposits (measured in U$S) increased 8.2% YoY and 2.9% QoQ.

●	Loans rose 56.9% YoY and 10.0% QoQ to AR$83.4 billion (FX neutral 0.3%). AR$ Loan portfolio up 32.8% YoY and 4.1% QoQ. Foreign currency loans (measured in U$S) increased 15.4% YoY and decreased 10.6% QoQ, while measured in local currency increased 172.6% YoY and 27.7% QoQ.

●	Total assets increased 79.2% YoY and 21.0% QoQ to AR$ 146.1 billion, outpacing loan growth, mainly due to larger holdings in Central Bank securities (Leliqs) coupled with higher levels of regulatory minimum reserve requirements.

●	NPL increased by 60 bps YoY and 10 bps QoQ to 3.7% in 3Q18. NPL creation decreased to AR$ 0.96 billion in 3Q18 from AR$ 1.0 billion in 2Q18, including a AR$ 187 million decrease in NPL creation in the consumer finance business, partially offset by increases in retail and corporate segments.

●	The Retail banking segment registered a 90-day delinquency ratio of 2.1% in 3Q18 (slightly deteriorating from a 2.0% in 2Q18), well below its NPL ratio of 3.2% reflecting the 67.6% share of payroll and pension clients. The difference between both ratios is due to Central Bank regulations.

●	Cost of risk was 5.9% in 3Q18. Excluding the AR$ 120 million additional voluntary loan loss provisions made to increase coverage, cost of risk would have been 5.3%, 30 bps below 2Q18 cost of risk. Coverage increased to 94.0% in 3Q18 from 85.2% in 3Q17 and 89.9% in 2Q18.

●	Proforma Consolidated Common Equity Tier 1 Ratio of 12.5% in 3Q18, decreased by 60 bps QoQ from 13.1% in 2Q18, impacted by the AR$ devaluation at the end of September. AR$2.0 billion remained at the holding level for future capital injections. Equity to Asset ratio of 11.1% in 3Q18 compared to 17.2% at September 2017 and 12.7% at June 2018.

Commenting on third quarter 2018 results, Jorge Ramirez, Grupo Supervielle's CEO, noted: “We reported solid results even in the face of the increasingly challenging macro environment. Net income for the quarter more than tripled sequentially and increased over 50% year-on-year.

While total assets expanded 21% sequentially, loan growth decelerated in line with industry trends. We also further reduced our exposure to the consumer finance segment in the quarter, which now represents less than 10% of our total portfolio and is more aligned with current market conditions. Mitigating the effects of current market dynamics of recent steep interest rate increases and higher non-remunerated minimum reserve requirements, we significantly expanded our AR$ denominated deposit base in the quarter, up 21% sequentially. We did this particularly in Sight Wholesale Deposits to fund investment in high-margin 7-day Central Bank securities. This, along with the continued repricing of our loan book mainly in the corporate portfolio, allowed us to achieve an 80 basis points increase in net financial margin reaching 18.2% in the quarter.

We are also pleased to see that the initiatives implemented earlier in the year are delivering good results. The NPL ratio remained relatively stable sequentially despite a more difficult economic backdrop and a slowdown in loan growth as we further tightened credit scoring standards throughout the Company. While our consumer finance business saw NPL creation decrease sharply in the quarter, a contraction in loans to this customer base drove a 50 bps QoQ increase in this segment’s NPLs. Taking into account current market conditions, we decided to step up coverage to 94%.

Furthermore, we reported sequential improvement of 700 basis points in the efficiency ratio down to 59.3%. We accomplished this by quickly streamlining the business and maintaining tight control on costs even as we faced additional expenditures associated with the reorganization of the consumer finance business.

We are closely monitoring credit quality as we continue to face a difficult economic backdrop. We remain confident that perseverance in correcting macroeconomic imbalances will bear fruit and are optimistic about the long-term potential of the banking industry in Argentina, the strength of our Company and our ability to adapt our business model to a rapidly changing environment,” concluded Mr. Ramirez.

Financial Highlights & Key Ratios

1.	Average Assets and average Shareholder´s Equity calculated on a daily basis

2.	Total Portfolio: Loans and Leasing before Allowances. According to IFRS, this line item includes Securitized Loan Portfolio and loans transferred with recourse.

3.	Loans/Total Deposits ratio was restated in previous quarters due to the inclusion in the balance sheet of the securitized and transferred loans.
4.	This ratio includes the liquidity held at the holding company level.
5.	Regulatory capital divided by risk weighted assets taking into account operational and market risk. The regulatory capital ratio applies only to the Bank and CCF on a consolidated basis and does not include the liquidity held at the holding company level- The Proforma consolidated capital ratio, includes the liquidity retained at Grupo Supervielle level after the equity offering, which is available for growth. As of September 30, 2018, the liquidity amounted to Ps. 2.0 billion. This ratio has not been restated for 2017 quarters.
6.	Tier 1 capital divided by risk weighted assets taking into account operational and market risk. The regulatory Tier 1 capital ratio applies only to the Bank and CCF on a consolidated basis and does not include the liquidity held at the holding company level. The. Proforma Consolidated Tier 1 capital ratio includes the liquidity retained at Grupo Supervielle level after the equity offering, which is available for growth. As of September 30, 2018, the liquidity amounted to Ps.2.0 billion. This ratio has not been restated for 2017 quarters.
7.	Cost of risk in 3Q18, excluding the AR$ 120 million additional voluntary loan loss provisions made to increase coverage, was 5.3%.

8.	Source: INDEC
9.	The increase in the number of Access Points in 1Q18, reflects the opening of 1 bank branches located in Neuquen and the presence in 13 Walmart Stores. The increase in the number of Access Points in 2Q18, reflects the opening of 2 bank branches and 32 Mila branches.
10.	The decrease in the number of employees in 3Q18 reflects the reorganization process in the consumer finance business

3Q18 Earnings Call Dial-In Information

Date:	Friday, November 16, 2018
Time:	9:00 AM (US ET); 11:00 AM (Buenos Aires Time)
Dial-in Numbers:	1-877-407-0789 (U.S. and Canada), 1-201-689-8562 (International), 0-800-444-6247 (Argentina), or 0800-756-3429 (U.K.)
Webcast:	http://public.viavid.com/index.php?id=132267
Replay:	From November 16., 2018 at 12:00 AM US ET through November 30, 2018 at 11:59 pm US ET. Dial-in number: +1-844-512-2921 (U.S./Canada) or +1-412-317-6671 (international). Pin number: 13685106

REVIEW OF CONSOLIDATED RESULTS

Supervielle offers financial products and services mainly through Banco Supervielle (the “Bank”), a universal commercial bank, and Cordial Compañía Financiera (“CCF”), a consumer finance company which is consolidated with the Bank’s operations. The Bank and CCF, Supervielle’s main assets, comprised 89.8% and 5.6% respectively of total assets as of 3Q18. Supervielle also operates Tarjeta Automática, a consumer finance company with a distribution network mainly in southern Argentina; Supervielle Seguros, an insurance company; Supervielle Asset Management; Espacio Cordial, a retail company cross-selling related non-financial products and services. Since May 2018, Supervielle also operates through its new acquisitions, MILA, a car financing company, and InvertirOnline an online broker.

Comprehensive Income & Profitability

Attributable Comprehensive Income in 3Q18 increased 55.9%, or AR$313.6 million YoY, to AR$874.5 million, and 84.0% QoQ, or AR$399.2 million.

Attributable Net Income in 3Q18 increased 56.0%, or AR$311.2 million YoY, to AR$867.4 million, and 220.4% QoQ, or AR$596.7 million. 3Q18 results were explained by higher Net Financial Income driven by investments in high-margin Central Bank securities and loan repricing mainly in the commercial portfolio, and tight cost control, partially offset by higher levels of non-remunerated minimum reserve requirements. Loss provisions remained stable, excluding the Ar$ 120 million additional voluntary loan loss provisions made to increase NPL coverage, ,

Reflecting seasonality, the Company’s net income is typically higher in the second half of the fiscal year compared to the first half. Similarly, the second quarter is higher than the first quarter. The challenging macroeconomic environment since 2Q18, offset the typical seasonality in 2Q18. Seasonality historically has resulted mainly from having to absorb the impact in expenses of salary increases negotiated between the banking associations and the banking employees’ trade union since January, while revenues grew cumulatively monthly throughout the year as the loan portfolio seasoned.

ROAA was 2.7% in 3Q18 increasing by 110 bps QoQ and decreasing by 20 bps YoY.

ROAE was 22.4% in 3Q18 compared to 20.7% in 3Q17 and 12.6% in 2Q18. The factors above detailed, explain the increases in ROAE and ROAA sequentially.

Net Financial Income (Net Interest Income -NII-, Net Income from Financial Instruments -NIFFI- & Exchange Rate Differences on Gold and Foreign Currency)

Net Financial Income was AR$ 4.4 billion, increasing by 55.1% YoY and 21.3% QoQ reflecting increases in the volume of assets and deposits, jointly with higher levels of rates despite lagged repricing of loans, mitigating to some extent increased cost of funding and higher levels of non-remunerated minimum reserve requirements.

Net Interest Income was AR$2.7 billion, increasing by 28.1% YoY and decreasing by 6.1% QoQ.

In 3Q18, loans -and mainly commercial loans- continued to reprice on a lagged basis. The average Badlar rate increased 1,060 bps in the quarter, following sharp increases in the monetary policy rate, therefore impacting cost of funds in the banking business portfolio and even more in the consumer finance portfolio.

Moreover, additional deposits raised to fund new investments in high margin 7-day Central Bank securities, resulted in higher interest expenses, impacting Net Interest Income, while yields from the investment in those securities held for trading purposes, are recorded in the Net Income from Financial Instruments -NIFFI- item. As of September 30, 2018, AR$12.2 billion of short-term securities issued by the Central Bank -7 day high-margin Leliqs- were held for trading purposes and accordingly valued at market price recording its profits in NIFFI while the cost of the higher balance of short term interest-bearing liabilities raised to fund those investments, were recorded as interest expenses within Net Interest Income.

Below is a breakdown of the securities portfolio held as of September 30, 2018, between securities held for trading purposes, securities held to maturity, and securities available for sale, each one with a different accounting method.

1.	Includes securities denominated in AR$ and U$S

Net Income from financial instruments and Exchange rate differences of AR$1,663.4 million, up 136.6% YoY and 132.1% QoQ. Sequential performance mainly reflects higher income from securities issued by the Central Bank, the remunerated minimum reserve requirements, together with higher volumes of these securities held for trading and the increase in the interest rate of such securities.

Total Financial Income from U$S Operations amounted to AR$1.4 billion, reflecting gains of AR$958.4 billion from U$S Government Securities and AR$400.9 million from Term operations. This was funded through U$S dollar liabilities which registered a AR$1.1 billion exchange rate difference as a result of the Fx devaluation. In 3Q18, Net Financial Income from U$S operation was AR$285.2 million, mainly explained by trading gains from retail Fx operations.

1.	Includes gains on trading from retail Fx operations

2.	Securities held to maturity

3.	Securities held for trading

In 3Q18, Net interest margin (NIM) was 20.9%, increasing 135 bps from 3Q17 and 173-bps from 1Q18. Net financial margin (NFM) was 18.2% in 3Q18 compared to 19.8% in 3Q17 and 17.4% in 2Q18.

The Tables below provide further information about NIM breakdown corresponding to Loan Portfolio and Investment Portfolio, NFM in both AR$ and U$S, Average Assets and Average Liabilities, as well as interest rates both on assets and liabilities and market rates.

The increase in Total NIM was mainly driven by the higher yield and higher share of the AR$ investment portfolio over total assets, partially offset by a lower AR$ Loan portfolio NIM-

AR$ Loan Portfolio NIM decreased reflecting the continuous increases in the Badlar rate over the two last quarters, which impacted cost of funding, particularly the consumer finance portfolio, and to a lesser extent the banking business portfolio, despite loans -mainly commercial portfolio- continued to reprice on a lagged basis.

The Table below provides further information about Interest-Earning Assets and Interest-Bearing Liabilities. While assets started to reprice, cost of funds increased faster.

1.	In 3Q18 AR$164 million corresponds to Government Securities held by Grupo Supervielle

2.	In 3Q18, 2Q18 and 1Q18, AR$ 1.6 billion, AR$1.9 billion and AR$ 4.1 respectively corresponds to Securities Issued by the Central Bank held by Grupo Supervielle.

3.	In 3Q18, 2Q18, 1Q18, 4Q17 and 3Q17 include AR$2.0 billion, AR$ 1.6 billion, AR$ 1.4 billion, AR$1.1 billion and AR$0.7 billion respectively of U$S loans.

4.	Includes adjustments of the valuation of MILA Portfolio at the time of the acquisition. 2Q18 rate excluding MILA impact was 25.2%

While total interest-earning assets increased it yield in 3Q18 660 bps, total interest-bearing liabilities and low liabilities cost, was up 290 bps, resulting in an increase in net financial income.

Assets & Liabilities. Repricing dynamics.

Portfolio repricing dynamics as of September 2018, show that while AR$ liabilities reprice in an average of 33 days (below the 52 days as of June 2018 reflecting the increase of wholesale Special Checking Accounts raised to fund higher investments in 7 days Central Bank high-margin Leliqs), AR$ total Assets are fully repriced in 198 days, and AR$ loans are fully repriced in an average term of around 244 days, stable from repricing dyamics as of June 2018.

Interest Income

Interest income rose by 90.9% YoY to AR$6.8 billion in 3Q18 and 22.8% QoQ.

The YoY increase in interest income mainly reflected the following increases:

●	48.3% in average loan volumes excluding Foreign trade and U$S loans, surpassing the 43.3% growth in industry loans,

●	140.3% in average Foreign trade and U$S loans, above the 117.9% growth in system loans,

●	740 bps in average interest rate on total loans, excluding foreign trade and US dollar denominated loans, while average interest rate on foreign trade and US dollar denominated loans increased 90 bps, and

●	Higher results from investments securities held to maturity or available for sale, recorded in the interest income statement at amortized cost.

The QoQ increase in interest income was mainly due to the following increases:

●	5.2% in average loan volumes, excluding Foreign trade and U$S loans, exceeding the 4.5% system loan growth,

●	520 bps increase in average interest rate on total loans, excluding foreign trade and US dollar denominated loans, while average interest rate on foreign trade and US dollar denominated loans increased 30 bps, and

●	Higher results from investment securities held to maturity or available for sale, recorded in the interest income statement at amortized cost.

Interest Expenses

Interest expenses increased 182.4% YoY to AR$4.1 billion in 3Q18, and 54.0% QoQ.

The YoY increase in interest expenses mainly reflected the following changes:

●	A 112.9% increase in average interest-bearing liabilities, which represented 64.5% of Total interest-Bearing Liabilities & Low & Non-Interest-Bearing Deposits compared to 56.0% in 3Q17. This was as a consequence of the increase in deposits, principally in higher wholesale and institutional deposits raised to fund increased investments in Central Bank 7-day high-margin Leliqs, together with higher levels of regulatory minimum reserve requirements.

●	840 basis point increase in the average nominal rate of Interest-Bearing Liabilities to 26.3%, following the increase in market interest rates while funds raised were invested in Central Bank securities at higher rates. This was partially offset by a 48.5% increase in Low or Non-interest-bearing deposits and a net gain on the repurchase of negotiable obligations in 3Q18. Cost of funds increased 800 bps YoY.

The QoQ increase in interest expenses mainly reflected the following changes:

●	A 41.8% increase in average interest-bearing liabilities, which represents 64.5% of Total Interest-Bearing Liabilities & Low & Non-Interest-Bearing Deposits compared to 56.0% in 3Q17. This was the result of the increase in deposits, principally wholesale and institutional deposits raised to fund higher investments in Central Bank 7-day high-margin Leliqs, together with higher levels of regulatory minimum reserve requirements.

●	270 basis point increase to 26.3% in the average nominal rate of Interest-Bearing Liabilities following the increase in market interest rates while funds raised were invested in Central Bank securities at higher rates. This was partially offset by a 14.5% increase in Low or Non-interest-bearing deposits and a net gain on the repurchase of negotiable obligations in 3Q18. Cost of funds increased 290 bps QoQ.

Net Service Fee Income

Net service fee income (excluding Income from Insurance Activities) for 3Q18 totaled AR$1,026.9 million, increasing 17.4% YoY and 2.2% QoQ.

The main contributors to service fee income in 3Q18 were deposit accounts and credit cards commissions, each representing 38% and 35% respectively of the total.

The 28.2% YoY rise in service fee income was driven mainly by the following increases:

●	68.7%, or AR$ 203.2 million, in deposit account fees, reflecting the higher volume in checking and savings accounts, as well as an increase in fees charged per account,

●	50.2%, or AR$ 22.0 million, in loan related fees,

●	6.5%, or AR$ 28.2 million YoY, in Credit cards reflecting a decelerated business volume as well as the reduction in credit card and debit card merchant discount rates (“MDR”). The maximum MDR for 2018 is 1.85% (compared to 2.0% in 2017), and the maximum debit card sales commissions for 2018 is 0.90% (compared to 1.0% in 2017), and

●	22.3%, or AR$38.6 million, in other commissions.

The 4.5% QoQ increase in service fee income is explained by the following decreases:

●	4.2%, or AR$ 20.3 million, in deposit account fees, reflecting the higher volume in checking and savings accounts, as well as an increase in fees charged per account,

●	6.4% or AR$ 12.7 million, in other commissions,

●	2.1%, or AR$ 9.4 million, in credit cards, and

●	3.5%, or AR$ 2.2 million, in Loan related fees.

Service fee expenses increased 90.1% YoY and 13.5% QoQ to AR$292.2 million in 3Q18, primarily due to the increase in Commissions paid reflecting higher business volumes YoY.

Income from Insurance Activities

Income from insurance activities includes insurance premiums, net of insurance reserves and production costs. Supervielle Seguros issued its first policies in October 2014 with a few non-credit related insurance products, such as protected bag insurance and personal accident insurance. At year-end 2015, Supervielle Seguros began issuing credit-related policies substantially growing its business since then, partly through the growth of loans and credit card portfolio balances and partly through the migration of some of the portfolio previously booked in a third-party insurance company. However, following a Central Bank Regulation issued in 2016, since September 1, 2016 both Banco Supervielle and Cordial Compañía Financiera are self-insuring against these risks and only contract new credit related insurances for mortgages loans.

Income from insurance activities for 3Q18 amounted to AR$183.1 million, representing increases of 69.5% YoY and 26.0% QoQ.

Gross written premiums were up 6.7% QoQ, with non-credit related policies increasing AR$23 million, or 10.7%, while credit-related policies decreased AR$7 million, or 30.8% in the quarter.

2Q18 claims paid included extraordinary provisions to adapt to the new regime under IBNR (Incurred but not Recorded Expenses) guidelines. Since 2Q18, as Supervielle Seguros has finalized the required first three full fiscal years of operations, the company is following the guidelines established by IBNR.

Loan Loss Provisions

Loan loss provisions totaled AR$1,122.5 million in 3Q18, up 116.3% YoY and 13.5% QoQ.

The 116.3% YoY increase in loan loss provisions reflects the 56.3% growth of the loan portfolio, and the increase in the coverage ratio from 85.2% in 3Q17 to 94.0% in 3Q18 in a loan portfolio that deteriorated its asset quality and mainly in the Consumer Finance Segment, but also to a lesser extent, in the retail and corporate banking segments.

Cost of risk was 5.9% in 3Q18. When excluding the additional AR$ 120 million voluntary loan loss provisions made to increase coverage, cost of risk would have been 5.3%, 30 bps below the 2Q18 cost of risk. Coverage increased to 94.0% in 3Q18 from 85.2% in 3Q17 and 89.9% in 2Q18, due to the increase in the Consumer Finance´s coverage, while the Bank´s coverage ratio remained high at 129.3%.

3Q18 continued to show consumer finance behavior seasonality largely similar to that observed in prior years, but still at higher levels than 2017 although below the 2Q18 peak levels, delivering results the tightening in credit scoring standards implemented since 1Q18.

While higher delinquency rates experienced in the first months of the year are typically expected to improve throughout the year as the beginning of the year salary bargaining agreements catch up with inflation improving consumers’ disposable income and their ability to pay their bills, this behavior has been changing since 2016 and improvement has not been as fast as in previous years, changing the pattern and seasonality observed in prior years. Salary adjustments resulting from collective bargaining agreements below the annual inflation rate which even accelerated in 2018, along with additional increases in public services tariffs in 2018, further impacted the disposable income of the population in the Consumer Finance Segment causing additional deterioration in asset quality. Taking a more conservative stance, during the first quarter of 2018, the Company decided to tighten credit scoring standards and slow origination in the consumer finance segment. Those measures, despite the increasingly challenging environment, started to show some signs of improvement, with a sharp decrease in the NPL creation levels, although this need to be closely monitored after September and October 2018 very high levels of inflation.

The NPL ratio increased 60 bps YoY and 10 bps QoQ to 3.7% in 3Q18. The retail banking segment registered a 90-day delinquency ratio of 2.1% in 3Q18, well below its NPL ratio of 3.2% as a consequence of the high percentage of customers receiving their monthly income in the Bank and reflecting a better performance of these clients with the Bank than with the rest of the system. By contrast, the Consumer Finance Segment NPL ratio was 18.5% increasing by 50 bps QoQ mainly explained by a nominal decrease in the loan portfolio, as NPL creation sharply decreased in the quarter.

Total NPL creation decreased to AR$ 0.96 billion in 3Q18 from AR$ 1.0 billion in 2Q18, including a AR$ 187 million decrease in NPL creation in the consumer finance business, partially offset by increases in retail and corporate segments.

The charts below show managerial information with respect to the evolution of 30-180 days delinquency rates in the Company’s Consumer Finance Segment portfolio:

1.	Lagged delinquency measures the real delinquency of the portfolio, without taking into account disbursements made in recent months. The delinquency on any one bucket is matched with the portfolio that originated such delinquency. Thus, the delinquency ratio for the portfolio in the 30-180 delinquency bucket as of September 2018, is calculated using in the denominator the portfolio outstanding as of June 2018.

The table below shows a +30 days delinquency 3-month vintage of the month over month origination in Consumer Finance:

Consumer Finance Loans disbursed since March 2018, and even further since May, showed lower delinquency than the loans disbursed in previous months. This improvement is reflecting the consequence of the tightening of credit scoring standards in place since 1Q18.

Efficiency, Personnel, Administrative & Other Expenses

The efficiency ratio was 59.3% in 3Q18 decreasing from 66.3% in 2Q18, and from 63.5% in 3Q17.

On a QoQ basis, the efficiency ratio decreased from 66.3% in 2Q18 and returning to 1Q18 levels. This was due to the 23.4% increase in revenues, while Personnel & administrative expenses increased by 10.3%. Moreover, 2Q18 efficiency ratio had been particularly impacted by flat revenues while total Personnel & administrative expenses increased by 12.9%.

The YoY increase in personnel expenses was mainly explained by salary increases:

●	A 5.3% additional rise in the average salary applied retroactively since January 2017, as catch up for 2017 inflation. This was as a consequence of the trigger clause in the last quarter of 2017,

●	A 15% rise in the average salary of the Bank’s personnel and a fixed amount paid to employees, resulting from the collective bargaining agreement between Argentine banks and the labor union reached in 2Q18, but partially applied retroactively since January 2018. This agreement called for an increase of 15% (10% applied since January 2018, and the remaining 5% applied since May 2018),

●	A 5% in the average salary of the Bank’s personnel applied since July 2018,

●	An 8% rise in the average salary of the Bank’s personnel (4% applied since August 2018, and the remaining 4% applied since September 2018),

●	Salary increases, (not at the same level as the banking labor union) implemented at the Company’s other subsidiaries during last twelve months, and

●	AR$ 93 million in severance charges at the Consumer Finance Unit.

The employee base reached 5,281 increasing 1.1% YoY but declining 3.1% QoQ reflecting the reorganization in the consumer finance unit. Since 2Q18, the employee headcount includes the employees of the two new acquisitions, Microlending S.A (¨MILA¨) and InvertirOnline (¨IOL¨).

The QoQ increase in personnel expenses was due to the abovementioned salary increases in the quarter, the full impact in the quarter of InvertirOnLine and Mila employees, and one-time severances of the Consumer Finance business.

The YoY rise in administrative expenses to AR$1.2 billion was mainly driven by the following increases:

●	36.2%, or AR$136.4 million, in other expenses including leases, security service expenses, maintenance, insurance and electricity, among others, which amounted to AR$513.1 million in 3Q18.

●	39.2%, or AR$92.3 million, in other professional fees, and

27.4% or AR$45.3 million, in taxes.

On a QoQ basis, administrative expenses remained unchanged. Lower advertising and publicity expenses, were offset by an increase of 8.2%, or AR$ 39.0 million, in other expenses including leases, security service expenses, maintenance, insurance and electricity, among others, which amounted to AR$513.1 million in 3Q18.

Excluding severance charges in the Consumer Finance Unit and the additional personnel expenses as a consequence of the acquisition of MILA and IOL, Personnel expenses would have increased 10.9% QoQ and 37.3% YoY.

Other Operating Income (expenses), net and D&A

During 3Q18, Other Operating Expenses, net was AR$ 401.0 million decreasing 7.2% YoY and 28.3% QoQ.

D&A amounted to AR$87.8 million in 3Q18 increasing 28.5% YoY and 15.1% QoQ.

Other Comprehensive Income, net of tax

During 3Q18, Other Comprehensive Income, net of tax was AR$7.1 million. This reflect the difference between the amortized cost and the market value of financial instruments held for investments as a result of the revaluation of the properties.

Income Tax

As per the tax reform passed by Congress in December 2017, the corporate tax rate for fiscal years 2018 and 2019 declined to 30% from 35% and will decline to 25% starting in fiscal year 2020. In addition, through the adoption of International Financial Reporting Standards effective January 1, 2018, the Company began to recognize deferred tax assets and liabilities, which should result in an effective tax rate closer to the statutory tax rate.

Additionally, as income tax is paid by each subsidiary on an individual basis, tax losses in one legal entity cannot be offset by tax gains in another legal entity. Income from proceeds from equity offerings temporarily retained at the holding company, allowed Supervielle to more than offset financial expenses paid through this vehicle and use tax credits existing from previous years, which in turn explained in prior quarters a lower effective tax rate.

Income tax expense from continuing operations in 3Q18 was AR$155.3 million, decreasing 10.4% from 3Q17 and remaining unchanged from 2Q18. Effective income tax rate for the nine-month period ended September 30, 2018 was 23.7%.

REVIEW OF CONSOLIDATED BALANCE SHEET

Key Drivers

Total Assets and Investment Portfolio

Total assets increased 79.2% YoY and 21.0% QoQ to AR$ 146.1 billion, outpacing loan growth, as a consequence of higher investment in 7 day high-margin Central Bank Leliqs together with higher levels of regulatory minimum reserve requirements.

Loan Portfolio

The gross loan portfolio, including loans and financial leases, amounted to AR$83.4 billion, increasing 56.9% YoY and 10.0% QoQ. FX neutral, the gross loan portfolio remained unchanged QoQ, including a 4% increase in AR$ loan portfolio but a 10.6% decrease in the U$S loan portfolio.

Automobile and other secured loans amounted to AR$ 1.6 billion increasing by 8 times YoY. This is explained by the acquisition of car financing company Mila in 2Q18.

The charts below show the evolution of the loan book over the past five quarters broken down by segment.

Sequentially, Corporate loan growth reflects impact of FX devaluation. AR$ denominated corporate loan portfolio increased 7.5%, while US$ denominated loans decreased 12.0%. On an FX neutral basis, the corporate loan portfolio decreased 2.2% QoQ.

Retail banking loan portfolio reflects lower credit demand in the quarter and the slowdown of mortgages- The 3.1% contraction in the Consumer Finance loan portfolio continues to reflect the Company’s decision to tighten credit scoring standards in the segment as well as lower consumer credit demand.

Risk management

Atomization of the loan portfolio. As a result of its risk management policies, the Company continues to show an atomized portfolio, where top 10 and top 20 borrowers represent 12% and 18%, respectively of the Loan portfolio.

The increase in concentration seen in 3Q18 compared to 2Q18 mainly reflects the impact of the currency devaluation, which increased the outstanding amount (in equivalent local currency) of loans in some large corporate customers.

The loan portfolio is well diversified among different economic sectors as shown below. Civil Construction includes a total AR$ 5.5 billion exposures to Public Works activity, of which AR$ 825 million are unsecured loans while the remaining portion has different levels of collateralization.

Collateralized Loan Portfolio

As of September 30, 2018, 48% of the SMEs and Middle Market loan portfolio is collateralized, while total Corporate Banking Loan portfolio collateralization is 38%.

Regarding Retail Portfolio, loans to payroll and pension clients represent 67.6% of total segment loan portfolio.

Asset Quality

Allowances as a percentage of non-performing loans increased to 94.0% as of September 2018, from 85.2% as of September 2017 and from 89.9% as of June 2018.

Cost of risk was 5.9% in 3Q18. Excluding the additional AR$ 120 million voluntary loan loss provisions made to increase coverage, cost of risk would have been 5.3%, 30 bps below the 2Q18 cost of risk. Coverage increased to 94.0% in 3Q18 from 85.2% in 3Q17 and 89.9% in 2Q18, with an increase in the Consumer Finance´s coverage, while the Bank´s coverage ratio remained high at 129.3%.

Reflecting the Company’s decision to tighten credit scoring standards in the Consumer Finance Segment, the share of Consumer Finance loans declined to 10% of the loan book, from 12% in 3Q17 and 11% in 2Q18.

Cost of risk, net, which is equivalent to loan loss provisions net of recovered charged-off loans and reversed allowances, was 5.7% in 3Q18, compared to 3.8% in 3Q17 and 5.4% in 2Q18.

The total NPL ratio increased 60-bps at 3.7% in 3Q18, from 3.1% as of September 2017 and 10-bps from 3.6% as of June 2018. Consumer Finance loans NPLs increased 50 bps QoQ mainly explained by a nominal decrease in the loan portfolio, as NPL creation decreased sharply in the quarter. Retail and Corporate loans NPLs increased 20 and 30 bps QoQ respectively but remain at historically low levels.

Total NPL creation decreased to AR$ 0.96 billion in 3Q18 from AR$ 1.0 billion in 2Q18, including a AR$ 187 million decrease in NPL creation in the consumer finance business, partially offset by increases in retail and corporate segments.

Retail banking segment registered a 90-day delinquency ratio of 2.1% in 3Q18, well below its NPL ratio of 3.2% as a consequence of high percentage of customers receiving their monthly income in the Bank and reflecting a better performance of these clients with the Bank than with the rest of the system. The difference between both ratios is due to Central Bank regulations, which require that customers even performing their loans with a bank, must be considered non-performing, if they are delinquent with other banks or financial institutions.

3Q18 continued to show consumer finance behavior seasonality largely similar to that observed in prior years, but still at higher levels than 2017 although below the 2Q18 peak levels, delivering results the tightening in credit scoring standards implemented since 1Q18.

While higher delinquency rates experienced in the first months of the year are typically expected to improve throughout the year as the beginning of the year salary bargaining agreements catch up with inflation improving consumers’ disposable income and their ability to pay their bills, this behavior has been changing since 2016 and improvement has not been as fast as in previous years, changing the pattern and seasonality observed in prior years. Salary adjustments resulting from collective bargaining agreements below the annual inflation rate which even accelerated in 2018, along with additional increases in public services tariffs in 2018, further impacted the disposable income of the population in the Consumer Finance Segment causing additional deterioration in asset quality. Taking a more conservative stance, during the first quarter of 2018, the Company decided to tighten credit scoring standards and slow origination in the consumer finance segment. Those measures, despite the increasingly challenging environment, started to show some signs of improvement, with a sharp decrease in the NPL creation levels, although this need to be closely monitored after September and October 2018 very high levels of inflation.

1-includes retail and consumer finance portfolios

2- Total portfolio includes total loans before allowances, Unlisted corporate bonds & others and Receivables from financial leases before allowances

Funding

Total funding, including deposits, other sources of funding such as financing from other financial institutions and negotiable obligations, as well as shareholders’ equity, increased 79.6% YoY and 21.1% QoQ. On an FX neutral basis, total liabilities grew 11.5% sequentially.

AR$ denominated funding increased 67.9% YoY and 16.5% QoQ. Foreign currency denominated funding (in U$S) increased 18.1% YoY and decreased 0.9% QoQ.

Foreign currency denominated deposits (in U$S) increased 8.0% YoY while industry deposits in foreign currency grew 11.5%.

AR$ denominated deposits increased 88% YoY, and accounts for 67% of total deposits as of September 30, 2018, exceeding industry growth of 35.0%.

On a QoQ basis, Foreign currency denominated deposits increased 2.9% while Industry US dollar denominated deposits increased 2.1%.

AR$ denominated deposits increased 21.3% QoQ, and accounts for 67% as of September 30, 2018. This QoQ increase is ahead of industry growth of 6.8%.

FX neutral, deposits grew 15.9% QoQ.

Deposits

Total deposits amounted to AR$97.2 billion in 3Q18, increasing 106.0% YoY and 28.4% QoQ, representing 66.5% of Supervielle’s total funding sources compared to 58.0% in 3Q17 and 62.7% in 2Q18.

The sequential increase in the share of deposits resulted principally from the 73.7%, or AR$12.5 billion, increase in Special Checking Accounts that were mainly allocated to Central Bank Securities, 14.5% or AR$2.6 billion in Time Deposits and 21.7% or AR$1.2 billion in Saving Accounts.

Non- or low-cost demand total deposits (including private and public-sector deposits) comprised 37% of the Company’s total deposits base (24.4% of savings accounts, 8.0% of checking accounts and 4.6% other accounts) as of September 30, 2018. Demand deposits represented 52.6% of total deposits (30.1% of savings accounts, 17.7% of checking accounts and 4.9% other accounts) as of June 30, 2018 and 56% as of September 30, 2017.

Retail branch deposits plus Senior Citizens deposits represented 40% of total deposits, compared with 47% of total deposits as of June 30, 2018 and 54% as of September 30, 2017, mainly reflecting the increase in wholesale and institutional deposits raised to fund higher investments in Central Bank 70days high-margin Leliqs, while loans increased 10% in the quarter.

As of September 30, 2018, the share of wholesale/institutional deposits over total deposits was 41.2% increasing from 26.2% as of September 30, 2017 and from 35.7% as of June 30, 2018.

Other Sources of Funding and Shareholder’s Equity

As of September 30, 2018, other sources of funding and shareholder’s equity amounted to AR$48.9 billion increasing 43.1% YoY and 8.8% QoQ.

The YoY rise in other sources of funding was explained by the following increases:

●	590.5%, or AR$9.0 billion, in Financing received from Central Bank and others,

●	36.3%, or AR$2.7 billion, in medium term notes following the notes issued in the local capital markets by both, the Bank and CCF, and

●	55.9%, or AR$1.7 billion, in other non-financial liabilities.

These increases were partially offset by:

●	AR$1 billion, decrease in Repo Transactions and

●	A 2.8%, or AR$43.0 million, decline in subordinated loans and negotiable obligations due to the cancellation in November 2017 of a U.S. dollar subordinated bond issued by the bank in 2010.

The QoQ performance in other sources of funding was explained by an increase of 32.0%, or AR$2.5 billion, in Financing received from the Central Bank and others. This increase was partially offset by a 6.9%, or AR$739,8 million decrease in medium term notes.

Foreign Currency Exposure

The table below show the monthly Foreign currency exposure since January 2018.

Liquidity & Capitalization

As of September 30, 2018, the total loans to deposits ratio was 85.8% compared to 112.7% in September 30, 2017 and 100.2% in June 30, 2018.

The loans to deposits ratio as of September 30, 2018 decreased 1,440 basis points QoQ to 85.8%, reflecting the 28.4% QoQ increase in deposits, principally wholesale and institutional deposits raised to fund higher holdings of Central Bank 7-day high-margin Leliqs, while loans increased 10% in the quarter.

As of September 30, 2018, proforma liquidity coverage ratio (LCR) was 132.1% compared to 139.0 as of June 30, 2018.

Net Stable funding ratio (“NSFR”) as of September 30, 2018 was 138.8%.

As of September 30, 2018, equity to total assets was 11.1%, compared to 17.2% at September 30, 2017 and 12.7% at June 30, 2018. The YoY and QoQ performance reflects capital deployment through loan growth and through the acquisition of MILA and InvertirOnline in May 2018, as well as the increase in RWAs following the 136% YoY and 42% QoQ FX increases.

Capital injections made by the Company in its subsidiaries during 2018 were as follows:

●	In February 2018, CCF received total net capital injections of AR$380 million,

●	In March 2018, Tarjeta Automática received net capital injections of AR$ 300 million, and

●	In May 2018, Banco Supervielle S.A. received a capital contribution for a total amount equivalent to AR$ 861 million, and

●	In September 2018, Mila received net capital injections of AR$ 58 million.

During 2018 the Company made the following acquisitions:

●	On April 6, 2018, the Board of Directors of Grupo Supervielle gave approval to issue an offer for the acquisition of 100% of the share capital of MILA for a total price of U.S.$20 million subject to price adjustment. On May 2, 2018, Grupo Supervielle closed the acquisition of MILA.

●	On May 24, 2018, Supervielle acquired a 100% stock ownership of online trading platform InvertirOnline (“IOL”), through the purchase of a 100% stock ownership in both InvertirOnline S.A. and InvertirOnline.com Argentina S.A. for an aggregate purchase price of US$ 38.5 million, subject to customary adjustments.

The table below presents information about the Bank and CCF’s consolidated regulatory capital and minimum capital requirement as of the dates indicated:

As of September 30, 2018, Banco Supervielle’s consolidated financial position showed solvency level with an integrated capital of AR$11.8 billion, exceeding total capital requirements by AR$3.5 billion.

As of September 30, 2018, Banco Supervielle’s Tier 1 Capital ratio on a consolidated basis with CCF was 10.3%, compared to 9.8% at September 30, 2017 and 10.7% at June 30, 2018. Including AR$2.0 billion retained at the holding company which are available for growth, the consolidated pro-forma TIER1 Capital ratio as of September 30, 2018 stood at 12.5%. Supervielle’s Tier1 ratio coincides with CET1 ratio.

As of September 30, 2018, Banco Supervielle’s total capital ratio on a consolidated basis with CCF was 11.6% compared to 11.0% in the same period of 2017 and 12.0% at June 30, 2018. Including AR$ 2.0 billion retained at the holding company which are available for growth, the consolidated pro-forma total capital ratio as of September 30, 2018 stood at 13.8%.

Evolution of TIER1 proforma

* Impact on RWA calculated as the difference between the U$S loan portfolio balance at the end September in AR$ (AR$/U$S40.9) and the same balance valued in AR$ at AR$/U$S 28.86 (as of June 30)

1. Tier1 Capital / Risk weighted assets does not include $2.0 billion tier1 capital retained at the holding company level, that is available for growth. It only includes capital at the Consolidated Bank level. Tier 1 proforma (including $2.0 billion at the holding company) stood at 12.5% as of September 30, 2018. The capital ratios were not restated for the 2017 quarters.

Minimum Cash Reserve Requirements.

Since June 20, 2018, the Central Bank increased by 2,400 bps the minimum cash reserve requirements. As of September, minimum cash reserve requirements for demand deposits was 41% (31% is set up in cash, 5% could be set up with Botes and 5% could be set up with Leliq/Nobac) and 35% for time deposits (20% should be integrated with cash, 5% could be set up with Botes and/or Cash, and 10% could be set up with Leliq/Nobac). Minimum reserve requirements on increased balances of time deposits since Oct 1, can be set up completely in 7-day :eliqs. As of today, minimum cash reserve requirements are 44% of demand deposits and 38% of time deposits. The table below shows the composition of the reserve requirements as of September 30, 2018:

1. SMEs loans deduction

The chart below shows the path of increase in minimum reserve requirements in 2018, in the example of sight deposits.

(*) Time Deposits minimum reserve requirement increase in September 16, 2018, can be set up in Leliqs/Nobacs

RESULTS BY SEGMENT

Overview

Supervielle conducts its business through the following operating segments: Retail Banking, Corporate Banking, Treasury, Consumer Finance, Insurance, and Asset Management & Other Services.

Net Operating Revenue Mix

In 3Q18, the Retail Segment represented 51.4% of net operating revenues, compared to 53.4% in 3Q17 and 57.9% in 2Q18.

The Corporate Segment represented 20.9% of net operating revenues in 3Q18 compared to 11.0% in 3Q17 and 22.4% in 2Q18, while the Consumer Finance Segment represented 12.1% of net operating revenues in 3Q18 compared to 19.8% in 3Q17 and 17.5% in 2Q18.

Attributable Comprehensive Income Mix

The table below presents information about the Attributable Comprehensive Income by segment:

Retail Banking Segment

Through the Bank, Supervielle offers its retail customers a full range of financial products and services, including personal loans, credit cards, ortgages, car loans, deposit accounts, purchase and sale of foreign exchange and precious metals, among others.

Attributable Comprehensive Income at the Retail Banking Segment increased to AR$184.2 million in 3Q18 from AR$80.4 million in 2Q18 and AR$49.0 million in 3Q17. This resulted mainly from a higher net operating revenue before loan loss provisions, partially offset by the increase in loan loss provisions to AR$377.3 million.

In 3Q18, net operating revenue before loan loss provisions was AR$3.1 billion, up 43.8% from 3Q17 and 5.7% QoQ.

The YoY increase is mainly explained by: i) 39.3% growth in net interest income reflecting increases in personal, mortgage loan and credit cards volumes and the repricing of this portfolio and ii) 36.4%, or AR$160.2 million, in net service fee income.

The 5.7% QoQ increase in net operating revenue before loan loss provisions resulted from a 39.3% growth in net interest income partially offset by a lower net service fee income.

Loan loss provisions amounted to AR$377.3 million in 3Q18, up 71.5% from 3Q17 and 13.0% from 2Q18. The YoY rise is primarily due to the growth in the loan portfolio, the increase in the non-performing loans and the increase in the coverage ratio. Retail banking segment registered a 90-day delinquency ratio of 2.1% in 3Q18, well below its NPL ratio of 3.2% as a consequence of high percentage of customers receiving their monthly income in the Bank and showing a better performance of these clients with the bank where they receive their monthly income.

Retail banking loans (including receivable from financial leases) reached AR$29.6 billion at September 30, 2018 increasing 50.6% YoY and 8.1% QoQ. Retail banking loan portfolio reflects lower credit demand in the quarter and the slowdown of mortgages.

Retail banking deposits rose 50.8% on annual basis and 10.4% versus 2Q18.

Corporate Banking Segment

Through the Bank, Supervielle offers large corporations, middle market companies and small businesses a full range of products, services and financing options including factoring, leasing, foreign trade finance and cash management, although with a focus on middle market and SMEs.

Attributable Comprehensive Income at the Corporate Banking Segment increased to AR$539.6 million in 3Q18, from AR$347.5 million in 2Q18 and AR$52.7 million in 3Q17. This resulted mainly from a higher net operating revenue before loan loss provisions partially offset by the increase in loan loss provisions to AR$230.9 million.

In 3Q18, net operating revenue before loan loss provisions was AR$1.2 billion, up 182.8% from 3Q17 and 11.2% QoQ.

The YoY increase is mainly explained by: i) 200.2% growth in net interest income reflecting the increase in the corporate loan portfolio and the repricing of this portfolio and ii) 7.3%, or AR$ 7.7 million, in net service fee income.

The 11.2% QoQ increase in net operating revenue before loan loss provisions resulted from i) a 10.4%, or AR$125.5 million increase in net interest income reflecting the repricing of the corporate loans and ii) 10.4% or AR$ 10.6 million in net service fee income.

Loan loss provisions was AR$230.9 million in 3Q18 compared to AR$61.7 million in 3Q17 and AR$167.9 million in 2Q18. The increase in loan loss provisions reflects the 1% regulatory provision on a higher loan portfolio including the impact of the FX hike, and an increase in NPL creation both YoY and QoQ.

The corporate loan portfolio rose 72.1% YoY and 16.0% QoQ to AR$43.5 billion.

Total deposits amounted to AR$10.2 billion, increasing 196.0% YoY, and 65.1% QoQ.

Treasury Segment

The Treasury Segment is primarily responsible for the allocation of the Bank's liquidity according to the needs and opportunities of the Retail and Corporate Banking segments as well as its own needs and opportunities. The Treasury Segment implements the Bank's financial risk management policies, manages the Bank's trading desk, distributes treasury products such as debt securities, and develops businesses with wholesale financial and non-financial clients.

During 3Q18, the Treasury Segment reported an Attributable comprehensive gain of AR$94.1 million, compared with net gains of AR$168.8 million in 3Q17 and a net loss of AR$137.5 million in 2Q18.

The 181.5% YoY decline in Comprehensive Income was due to an increase in losses from Net Interest Income as a result of higher expenses from treasury funds reflecting the increase in deposits, particularly wholesale and institutional deposits raised to fund higher holdings of Central Bank 7-day high-margin Leliqs. Result on higher holdings of Central Bank 7-day high-margin Leliqs showed a 111.9% increase in NIFFI & Exchange rate differences line item.

The QoQ increase was due to: i) 159.4% increase in NIFFI & Exchange rate differences as a result of the investments in Central Bank 7day high-margin Leliqs. Moreover 2Q18, had registered losses in Net Income from Financial Instruments as a result of the trading loss following a short FX position held by the trading desk at the onset of the AR$ devaluation, and lower trading results. These were partially offset by higher expenses from treasury funds as a consequence of the increase in market interest rates and higher volume of wholesale deposits to fund higher investments in Central Bank 7day high-margin Leliqs.

Consumer Finance Segment

Through Cordial Compañia Financiera and Tarjeta Automática, Supervielle offers credit card services and loans to the middle and lower-middle-income sectors. Product offerings also include consumer loans, credit cards and insurance products through an exclusive agreement with Walmart Argentina, as well as with other agreements with retailers such as Hiper Tehuelche and through Tarjeta Automática branch network. Moreover, since MILA acquisition, the new portfolio of used car loans and its respective results were recorded under Consumer Finance Segment.

Attributable Comprehensive Income at the Consumer Finance Segment registered a net loss of AR$185.3 million compared to a net gain AR$81.4 million in 3Q17. This resulted mainly from 106.1% or AR$246.2 million increase in loan loss provisions, and AR$160.5 million losses from financial instruments and higher cost of funds as a result of the increase in the Badlar rate, and higher personnel expenses mainly due to severances charges following the reorganization of the business.

QoQ, Attributable Comprehensive Income registered a net loss of AR$185.3.0 million in 3Q18 from a net loss of AR$60 million in 2Q18. This resulted mainly from a 20.3% or $178.1 million decrease in net interest income due to the abovementioned increase in cost of funds and a decrease in interest income as a result of lower business volume in the segment, and higher personnel expenses. Moreover, loan loss provisions increased by 4.3% or AR$19.7 million.

Loan loss provisions amounted to AR$478.3 million in 3Q18, up 106.1% from 3Q17 and 4.3% from 2Q18. Cost of Risk was 23.2% in 3Q18, while coverage ratio increased from 64.0% to 68.0%.

3Q18 continued to show consumer finance behavior seasonality largely similar to that observed in prior years, but still at higher levels than 2017 although below the 2Q18 peak levels, delivering results the tightening in credit scoring standards implemented since 1Q18.

While higher delinquency rates experienced in the first months of the year are typically expected to improve throughout the year as the beginning of the year salary bargaining agreements catch up with inflation improving consumers’ disposable income and their ability to pay their bills, this behavior has been changing since 2016 and improvement has not been as fast as in previous years, changing the pattern and seasonality observed in prior years. Salary adjustments resulting from collective bargaining agreements below the annual inflation rate which even accelerated in 2018, along with additional increases in public services tariffs in 2018, further impacted the disposable income of the population in the Consumer Finance Segment causing additional deterioration in asset quality. Taking a more conservative stance, during the first quarter of 2018, the Company decided to tighten credit scoring standards and slow origination in the consumer finance segment. Those measures, despite the increasingly challenging environment, started to show some signs of improvement, with a sharp decrease in the NPL creation levels, although this need to be closely monitored after September and October 2018 very high levels of inflation.

The following chart shows the NPL creation in the consumer finance segment.

Loans totaled AR$7.9 billion as of September 30, 2018 increasing 21.1% YoY and decreasing 3.1% QoQ. YoY. The QoQ performance continuous reflecting the slowdown resulting from the tightening of credit scoring metrics in the segment following the sudden changes in key macroeconomic variables.

Insurance Segment

Through Supervielle Seguros, Supervielle offers insurance products, primarily personal accidents insurance, protected bag and life insurance. All insurance products are offered to its customers. Supervielle Seguros offers credit related and others insurance to satisfy the needs of customers as well.

Attributable Comprehensive income of the Insurance Segment in 3Q18 was AR$100.4 million, compared to AR$47.4 million in 3Q17 and AR$71.8 million in the previous quarter.

Following the Central Bank Regulation issued in 2016, since September 1, 2016 both Banco Supervielle and Cordial Compañia Financiera are self-insuring against credit related risks and Banco Supervielle only contract new credit related insurances for mortgages loans. The Company expects to continue expanding this business and launching new insurance products previously offered to its customers by other Insurance Companies. As part of this strategy, Supervielle Seguros launched new products in 3Q17 including; Home Insurance, Technology Insurance and ATMs insurance.

Gross written premiums increased by 37.8% YoY and 6.7% in the quarter. Sequentially, non-credit related policies increased AR$23.3 million or 10.7%, while credit-related policies decreased AR$7.1 million or 30.8%.

Net operating revenues attributable to Supervielle Seguros in 3Q18 were AR$196.2 million, increasing 75.5% YoY and 55.1% QoQ.

Claims Paid amounted to AR$31.0 million in 3Q18, decreasing 39.5% YoY and 54.4% QoQ. The Combined ratio decreased to 63.6% in 3Q18 from 75.5% in 3Q17 due to higher gross written premiums and lower claims paid. On a quarterly basis, the combined ratio decreased from 70.7% in 2Q18 reflecting lower claims paid in the quarter.

2Q18 claims paid included extraordinary provisions to adapt to the new regime under IBNR (Incurred but not Recorded Expenses) guidelines. Since 2Q18, as Supervielle Seguros has finalized the required first three full fiscal years of operations, the company is following the guidelines established by IBNR.

Asset Management & Others Segment

Supervielle offers a variety of other services to its customers, including mutual fund products through Supervielle Asset Management, and non-financial products and services through Espacio Cordial. Since May 2018, Supervielle also offers products and services through InvertirOnline S.A. Since MILA acquisition, the new portfolio of used car loans and its respective results were recorded under Consumer Finance Segment. MILA portfolio outstanding at the moment of the acquisition and its respective results were recorded under Asset Management & Others Segment.

Attributable Comprehensive income of the Asset Management Segment & Other Segments decreased 26.7% YoY and 21.4% QoQ to AR$48.0 million.

In 3Q18 Net operating revenue increased 69.5% YoY due to AR$11.9 million increase in net interest income as a result of the acquisition of MILA and IOL in 2Q18, and a 45.5% increase in net service fee income resulting from cross-selling initiatives to leverage the Company’s compelling non-financial products and services sold by Espacio Cordial.

QoQ, the abovementioned increases were partially offset by higher administrative expenses due to higher headcount in the segment resulting from employees of both MILA and IOL.

Assets under management amounted to AR$11.3 billion as of September 30, 2018, up from AR$16.1 billion as of September 2017 and down from AR$16.5 billion as of June 2018. As of September 30, 2018, fixed income funds represented 52% of assets under management.

FY 2018 GUIDANCE

Supervielle confirms guidance for FY18 as outlined below:

1 Released on August 22nd 2018

2 Source: Market Expectations Survey (Central Bank), unless otherwise noted. Original assumptions as of July 2018 and current expectations as of October 2018.

3 Company estimate

4 Loans include leases

5 The TIER 1 ratio guidance includes net funds held at the holding company. Tier 1 ratio coincides with CET1 ratio

RELEVANT EVENTS

Corporate Notes Repurchase

Since 3Q18, Banco Supervielle and CCF have made partial repurchases of their outstanding corporate notes. On October 18, 2018, Banco Supervielle S.A. reduced AR$ 618,030,000 of the total amount outstanding of the corporate notes Class A, BADLAR Private Banks + 4.50% with maturity on 2020 issued for a total nominal value AR$ of 4,768,170,000. As of the date of this report remains outstanding AR$4,150,140,000 nominal value

CREDIT RATINGS

Banco Supervielle’s Credit:

Banco Supervielle Credit Rating

Fitch Ratings assigned a long-term rating of 'B(EXP)/RR4' to Banco Supervielle S.A.'s (Supervielle) series A senior unsecured floating rate notes issued on February 9, 2017 for a total amount of up to US$300 million-peso equivalent. On October 8, 2018, Fitch Ratings affirmed Banco Supervielle S.A.'s (Supervielle) Long-Term Foreign and Local Currency Issuer Default Ratings (IDRs) at 'B'.

On November 12, 2018, Fitch Ratings has revised the Rating Outlook on the Long-Term Issuer Default Ratings (IDRs) for Banco Supervielle to Negative from Stable. This action follows Fitch's revision of the Outlook on Argentina's sovereign rating on November 7th.

Banco Supervielle Credit Rating

Moody´s Investors Service assigned a B3 global scale local currency debt rating to Banco Supevielle S.A. (Supervielle)'s Class A notes for a total amount of up to US$300 million-peso equivalent.

Banco Supervielle Credit Rating

Fix Scr (Argentine affiliate of Fitch Group) maintains a local long term national scale rating for Banco Supervielle as AA (Arg), with a stable outlook. This rating was affirmed on July 6, 2018.

On December 6, 2017, Moody's Latin America changed the outlook to stable from positive on multiple Argentine banks and finance companies, including Grupo Supervielle and Banco Supervielle.

REGULATORY CHANGES

Reserve requirements

On June 18, 2018, the Central Bank announced a 5% increase in the minimum cash reserve requirements on the short-term deposits and liabilities (3% applied since June 21, 2018 and 2% since July 18). These increases in reserve requirements can be integrated in BOTES, treasury notes issued in local currency yielding 26%, with maturity in November 2020.

On July 2, 2018, the Central Bank increased an additional 3% in the minimum cash reserve requirements since July 2, 2018. This increase should be set up in cash and is not remunerated.

On August 16, 2018, the Central Bank increased an additional 3% the minimum cash reserve requirement for entities included in “Group A” (entities with a share of deposits above 1%) since August 16, 2018. This increase should be set up in cash and is not remunerated.

On September 1, 2018, the Central Bank increased an additional 5% in the minimum cash reserve requirements since September 3, 2018. This increase can be integrated in Leliq/Nobac.

On September 16, 2018, the Central Bank increased an additional 5% in the minimum cash reserve requirements since September 16, 2018. This increase should be set up in cash and is not remunerated for demand deposits and can be integrated in Leliq/Nobac for time deposits.

On October 1, 2018, the Central Bank increased an additional 5% in the minimum cash reserve requirements since October 1, 2018. This increase can be integrated in Leliq/Nobac for time deposits.

Changes in monetary policy

On August 13, the Central Bank also announced a Lebac cancelation program and a plan to eliminate the Lebac stock by December 2018. Going forward, only banks will be allowed to hold Leliqs and 1-year Nobacs (the former, which have not been issued for some years, were floating rate instruments linked to the Badlar rate).

On September 25, Luis Caputo resigned as president of the Central Bank. Guido Sandleris was appointed as new president. On September 27, the Central Bank of Argentina announced the implementation of a monetary targeting regime to replace inflation targeting as of October 1. Authorities announced that the monetary base will grow at an average nominal monthly rate of 0% between October 1st and June next year. The authorities are using the LELIQ rate which was the reference interest rate under the inflation targeting framework to manage the growth of the monetary base. The LELIQ rate now fluctuates on a daily basis, although the Central Bank is committed to maintain it at high levels until next 12 months average inflation expectations decrease.

Financial Reporting in hyperinflationary economies

IAS 29 “Financial Reporting in hyperinflationary economies”, requires that financial statements of an entity whose functional currency is the currency of a hyperinflationary economy, whether they are based on a historical cost approach or a current cost approach, shall be stated in terms of the measuring unit current at the end of the reporting period. In doing so, non-monetary items are restated by applying to its historical cost and accumulated depreciation the change in a general price index from the date of acquisition or last revaluation, until the end of the reporting period. Such restatement is also applied to figures of previous periods included in the financial statements.

In order to determine if an economy is hyperinflationary in accordance with IAS 29, the Standard sets a number of factors to be considered, including a cumulative inflation rate over three years that approaches or exceeds 100%.

Accumulated inflation in the last three years has exceeded 100%. For this reason, in accordance with IAS 29, the Argentine economy must be considered as hyper-inflationary as of July 1, 2018. Moreover, the Argentine Federation of Accounting Professionals Associations (FACPCE), issued a communication on July 24, 2018 confirming the aforementioned. However, at the date of these financial statements, the Decree 664/03 from the Executive Branch is in effect, preventing the filing of financial statements adjusted for inflation with the National Securities Commission (Comisión Nacional de Valores) and the Central Bank (BCRA). Therefore, given this decree and the accounting framework established by the BCRA described in note 1.1 above, the Company's management has not applied IAS 29 in the preparation of these financial statements.

In a hyper-inflationary environment, any entity that maintains an excess of monetary assets over monetary liabilities, will lose purchasing power, and any entity that maintains an excess of monetary liabilities over monetary assets, will gain purchasing power, provided that such items are not subject to an adjustment mechanism.

Briefly, the restatement mechanism of IAS 29 establishes that monetary assets and liabilities will not be restated since they are already expressed in the current measurement unit at the end of the reporting period. Assets and liabilities subject to adjustments based on specific agreements will be adjusted in accordance with such agreements. The non-monetary items measured at their current values at the end of the reporting period, such as the net realization value or others, do not need to be restated. The remaining non-monetary assets and liabilities will be restated by a general price index. The loss or gain from the net monetary position will be included in the net result of the reporting period, disclosing this information in a separate line item.

SUBSEQUENT EVENTS

Capital Contributions

On November 1st, 2018, the Board of Directors of Grupo Supervielle S.A. approved to make a capital contribution in cash and/or in kind to Banco Supervielle S.A. by AR$1,000,000,000 subject to such contributions being capitalized by the Shareholder´s meeting called for this purpose. Shareholder´s Meeting will be held on November 21st 2018.

On November 1st, 2018, the Board of Directors of Grupo Supervielle S.A. approved to make a capital contribution in cash and/or in kind to Micro Lending S.A.U. and AR$100,000,000 subject to such contributions being capitalized by the Shareholder´s meeting.

CICyP Awards Grupo Supervielle on Transparency

On November 14th, 2018, Grupo Supervielle received the award on Transparency by the Inter-American Council for Trade and Production (CICyP) in partnership with the Buenos Aires Stock Exchange and Alliance for Integrity.

The recognition was given within the framework of the business event "Ser y Parecer" on the occasion of the celebration of the 75th Anniversary of CICyP. It rewards the efforts in the construction of a better country through business awareness, equality of opportunities, generation of employment, the construction of a sustainable future and the intelligent insertion of Argentina in the world.

Key performance indicators: Differences between IFRS and Central Bank GAAP

Find below a comparison between 3Q17 key performance indicator under IFRS and Central Bank GAAP.

	IFRS	Central Bank GAAP
ROAE	20.7	27.0
ROAA	3.1	3.5
Net Interest Margin	19.6	18.5
Net Fee Income Ratio	25.2	30.1
Efficiency	63.5	61.9
Loan to Deposits	112.7	108.9
NPL	3.1	2.8
Cost of Risk	4.5	4.4
Coverage ratio	85.2	88.9
Total Equity/ Total Assets	17.2	18.1

Appendix II: Definition of ratios

Net Interest Margin: Net interest income + Net income from Government & Corporate Securities at fair value through profit or loss+ divided by average interest-earning assets.

Net Financial Margin: Net interest income + Net income from financial instruments at fair value through profit or loss + Exchange rate differences on gold and foreign currency, divided by average interest-earning assets.

Net Fee Income Ratio: Net services fee income + Income from insurance activities divided by the sum of Net interest income + Net income from financial instruments at fair value through profit or loss + Exchange rate differences on gold and foreign currency, net services fee income, income from insurance activities and other net operating income.

Net Fee Income as a % of Administrative Expenses: Net services fee income + Income from insurance activities divided by Personnel, Administrative Expenses and D&A.

ROAE: Attributable Comprehensive Income divided by average shareholders’ equity, calculated on a daily basis and measured in local currency.

ROAA: Attributable Comprehensive Income divided by average assets, calculated on a daily basis and measured in local currency.

Efficiency ratio: Personnel, Administrative expenses and Depreciation & Amortization divided by the sum of Net interest income + Net income from financial instruments at fair value through profit or loss + Exchange rate differences on gold and foreign currency, net services fee income, income from insurance activities and other net operating income.

Loans to total deposits: Loans and Leasing before allowances divided by total deposits.

Regulatory Capital/ Risk Weighted Assets: Regulatory capital divided by risk weighted assets. This ratio applies only to the Bank and CCF on a consolidated basis.

Cost of risk: Annualized loan loss provisions divided by average loans, calculated on a daily basis.

NPL Creation: NPL loans created in the quarter, which is equivalent to the net increase in NPL on our balance sheet plus portfolio written off in the quarter.

GRUPO SUPERVIELLE FINANCIAL STATEMENTS

Consolidated Balance Sheet Data (In millions of Argentine Ps.)	sep 18	jun 18	mar 18	dec 17	sep 17
Assets					
Cash and due from banks	33,822.2	19,692.7	10,529.6	11,097.8	9,083.4
Secuities at fair value through profit or loss	13,820.1	13,654.7	9,952.9	11,404.3	4,624.7
Derivatives	196.6	23.4	97.7	26.9	38.0
Repo transactions	111.7	66.2	1,483.9	3,349.8	-
Other financial assets	1,972.6	2,118.4	1,737.1	1,702.7	6,741.1
Loans and other financings	82,237.1	74,526.7	65,727.5	60,426.7	53,615.7
Other securities	5,828.6	3,201.3	1,063.6	359.2	2,311.9
Financial assets in guarantee	2,666.4	2,646.9	3,340.9	1,301.2	2,741.9
Current Income tax assets	532.9	347.7	-	-	167.5
Investments in equity instruments	8.4	8.3	42.6	45.9	7.0
Investments in subsidiaries, associates and joint ventures	-	-	13.7	0.7	152.3
Property, plant and equipment	1,410.4	1,375.4	1,181.8	1,174.1	871.1
Intangible assets	1,837.1	1,762.8	198.9	190.6	152.4
Deferred tax assets	401.7	366.5	340.5	489.2	508.4
Other non-financial assets	1,277.0	998.2	858.9	633.2	542.6
Total assets	**146,122.7**	**120,789.0**	**96,569.6**	**92,202.4**	**81,557.9**
Liabilities and shareholders' equity					
Deposits:	97,185.5	75,672.7	55,540.2	56,408.7	47,170.8
Non-financial public sector	11,991.0	8,538.6	6,187.1	6,171.7	6,973.4
Financial sector	21.5	23.7	7.8	15.7	4.4
Non-financial private sector and foreign residents	85,173.0	67,110.4	49,345.3	50,221.3	40,192.9
Liabilities at a fair value through profit or loss	-	-	-	-	1.2
Derivatives	328.1	191.7	-	-	-
Repo transactions	-	5.1	1,632.3	-	1,266.0
Other financial liabilities	4,852.6	4,647.8	5,453.9	3,899.9	4,444.7
Financing received from Central Bank and others	10,512.3	7,962.8	3,664.4	3,524.3	1,522.3
Medium Term Notes	10,046.6	10,786.4	11,019.7	8,589.0	7,369.5
Current Income tax liabilities	548.8	418.0	390.0	692.1	843.4
Subordinated Loan and Negotiable Obligations	1,490.2	1,055.4	732.7	685.9	1,533.2
Provisions	81.7	87.8	85.8	80.2	74.6
Deferred tax liabilities	-	0.0	-	-	-
Other non-financial liabilities	4,821.3	4,460.2	2,791.5	3,802.3	3,092.5
Total liabilities	**129,867.0**	**105,287.8**	**81,310.5**	**77,682.2**	**67,318.2**
Attributable Shareholders' equity	**16,219.9**	**15,345.4**	**15,114.2**	**14,369.6**	**14,032.8**
Non Controlling Interest	35.7	155.8	145.0	150.6	207.0
Total liabilities and shareholders' equity	**146,122.7**	**120,789.0**	**96,569.6**	**92,202.4**	**81,557.9**

About Grupo Supervielle S.A. (NYSE: SUPV; BYMA: SUPV)

Grupo Supervielle S.A. (“Supervielle”) is a universal financial services group located in Argentina that owns the fifth largest private domestically-owned bank in terms of assets. Headquartered in Buenos Aires, Supervielle offers retail and corporate banking, treasury, consumer finance, insurance, asset management and other products and services nationwide to a broad customer base including: individuals, small and medium-sized enterprises and medium to large-sized companies. With origins dating back to 1887, Supervielle operates through a multi-brand and multi-channel platform with a strategic national footprint. As of September 30, 2018, Supervielle had total assets of AR$146.1 billion under Argentine Banking GAAP. As of the date of this report Supervielle had 368 access points and near 2 million active customers. As of September 30, 2018, Grupo Supervielle had 456,722,322 shares outstanding and a free float of 64.1%. For information about Grupo Supervielle, visit www.gruposupervielle.com.

Investor Relations Contacts:

Ana Bartesaghi
Treasurer and Investor Relations Officer 5411-4324-8132
Ana.BARTESAGHI@supervielle.com.ar

Gustavo Tewel

5411-4324-8158

Gustavo.TEWEL@supervielle.com.ar

Nahila Schianmarella

5411-4324-8135

Nahila.SCHIANMARELLA@supervielle.com.ar

Valeria Kohan

5411-4340-3013

Valeria.KOHAN@supervielle.com.ar

Safe Harbor Statement

This press release contains certain forward-looking statements that reflect the current views and/or expectations of Grupo Supervielle and its management with respect to its performance, business and future events. We use words such as “believe,” “anticipate,” “plan,” “expect,” “intend,” “target,” “estimate,” “project,” “predict,” “forecast,” “guideline,” “seek,” “future,” “should” and other similar expressions to identify forward-looking statements, but they are not the only way we identify such statements. Such statements are subject to a number of risks, uncertainties and assumptions. We caution you that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in this release. Actual results, performance or events may differ materially from those in such statements due to, without limitation, (i) changes in general economic, financial, business, political, legal, social or other conditions in Argentina or elsewhere in Latin America or changes in either developed or emerging markets, (ii) changes in regional, national and international business and economic conditions, including inflation, (iii) changes in interest rates and the cost of deposits, which may, among other things, affect margins, (iv) unanticipated increases in financing or other costs or the inability to obtain additional debt or equity financing on attractive terms, which may limit our ability to fund existing operations and to finance new activities, (v) changes in government regulation, including tax and banking regulations, (vi) changes in the policies of Argentine authorities, (vii) adverse legal or regulatory disputes or proceedings, (viii) competition in banking and financial services, (ix) changes in the financial condition, creditworthiness or solvency of the customers, debtors or counterparties of Grupo Supervielle, (x) increase in the allowances for loan losses, (xi) technological changes or an inability to implement new technologies, (xii) changes in consumer spending and saving habits, (xiii) the ability to implement our business strategy and (xiv) fluctuations in the exchange rate of the Peso. The matters discussed herein may also be affected by risks and uncertainties described from time to time in Grupo Supervielle’s filings with the U.S. Securities and Exchange Commission (SEC) and Comision Nacional de Valores (CNV). Readers are cautioned not to place undue reliance on forward-looking statements, which speak only as the date of this document. Grupo Supervielle is under no obligation and expressly disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Supervielle S.A.

Date: November 21, 2018	By:	/s/ Alejandra Naughton
	Name:	Alejandra Naughton
	Title:	Chief Financial Officer